UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2026

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2026

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of
Documentation & Corporate Secretary Department,
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2026

August 3, 2026

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/english/
Representative:	Junichi Hanzawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL +81-50-3613-1179
Dividend payment date:	—
Trading accounts:	Established
Supplemental information for on financial results:	Available
Investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2026

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the three months ended
June 30, 2026	3,907,543	20.1	1,117,934	57.8	809,427	48.2
June 30, 2025	3,253,932	(7.7)	708,535	(3.4)	546,068	(1.8)

(*)	Comprehensive income

        June 30, 2026: 1,140,739 million yen, 741.3% ; June 30, 2025: 135,586 million yen, (86.3) %

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the three months ended
June 30, 2026	71.77	71.59
June 30, 2025	47.55	47.45

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
June 30, 2026	433,913,478	24,182,083	5.2
March 31, 2026	431,731,548	23,744,152	5.2

(Reference) Shareholders’ equity as of June 30, 2026: 22,699,148 million yen; March 31, 2026: 22,273,941 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

    (Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2026	—	35.00	—	51.00	86.00
ending March 31, 2027	—
ending March 31, 2027 (Forecast)		48.00	—	48.00	96.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2027 (Consolidated)

MUFG has an earnings target of 2,700.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2027.(There is no change to our earnings target released on May 15, 2026.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2026	11,867,710,920 shares
	March 31, 2026	11,867,710,920 shares
(B) Treasury stocks:	June 30, 2026	611,946,162 shares
	March 31, 2026	580,104,991 shares
(C) Average outstanding stocks:	Three months ended June 30, 2026	11,278,794,990 shares
	Three months ended June 30, 2025	11,484,298,385 shares

Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: None

Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan ( “Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States ( “U.S. GAAP” ) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
2. Consolidated Financial Statements and Notes	3
(1) Consolidated Balance Sheets	3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	5
(3) The Framework for Financial Reporting applied to Quarterly Consolidated Financial Statements	7
(4) Segment Information	7
(5) Notes for Material Changes in Shareholders’Equity	8
(6) Notes on Going-Concern Assumption	8
(7) Consolidated Statements of Cash Flows	8
(8) Additional Information	9

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Three Months Ended June 30, 2026”

1

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

The subject matter is described in the “Financial Highlights” disclosed on August 3, 2026, which is available on our website at https://www.mufg.jp/english/ir/fs/index.html.

The information is posted under the Financial Information, FY2026 (Fiscal Year Ending Mar.2027) JGAAP, First Quarter, on the above website.

2

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2026	As of June 30, 2026
Assets:
Cash and due from banks	90,045,500	80,634,504
Call loans and bills bought	1,570,196	1,765,235
Receivables under resale agreements	16,375,722	16,855,131
Receivables under securities borrowing transactions	5,486,014	4,373,343
Monetary claims bought	7,560,410	7,820,646
Trading assets	39,995,337	45,614,047
Money held in trust	1,159,280	1,275,356
Securities	85,714,795	88,132,783
Loans and bills discounted	133,799,490	134,454,378
Foreign exchanges	2,248,944	2,385,154
Other assets	28,407,448	30,235,114
Tangible fixed assets	1,417,304	1,428,246
Intangible fixed assets	1,955,987	1,975,937
Net defined benefit assets	2,646,314	2,681,634
Deferred tax assets	147,478	150,824
Customers’ liabilities for acceptances and guarantees	14,431,269	15,344,233
Allowance for credit losses	(1,229,947)	(1,213,092)

Total assets	431,731,548	433,913,478

Liabilities:
Deposits	239,439,246	236,937,385
Negotiable certificates of deposit	17,601,483	19,305,711
Call money and bills sold	5,307,704	4,943,457
Payables under repurchase agreements	39,146,995	34,743,217
Payables under securities lending transactions	1,197,233	1,151,407
Commercial papers	3,421,893	3,172,552
Trading liabilities	32,038,719	36,553,261
Borrowed money	9,359,997	6,348,411
Foreign exchanges	2,715,051	2,575,661
Short-term bonds payable	1,217,464	1,110,082
Bonds payable	15,790,570	17,180,639
Due to trust accounts	2,903,438	3,177,619
Other liabilities	22,285,686	26,029,404
Reserve for bonuses	293,548	160,192
Reserve for bonuses to directors	3,978	2,550
Reserve for stocks payment	14,287	16,041
Net defined benefit liabilities	107,274	108,689
Reserve for retirement benefits to directors	1,548	816
Reserve for loyalty award credits	8,877	9,751
Reserve for contingent losses	144,184	143,205
Reserves under special laws	6,179	6,652
Deferred tax liabilities	466,990	626,883
Deferred tax liabilities for land revaluation	83,769	83,566
Acceptances and guarantees	14,431,269	15,344,233

Total liabilities	407,987,396	409,731,395

3

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2026	As of June 30, 2026
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	—	—
Retained earnings	16,150,394	16,382,796
Treasury stock	(934,137)	(1,033,983)

Total shareholders’ equity	17,357,770	17,490,325

Net unrealized gains (losses) on available-for-sale securities	1,672,075	1,925,503
Net deferred gains (losses) on hedging instruments	(1,262,833)	(1,387,120)
Land revaluation excess	121,039	121,039
Foreign currency translation adjustments	3,711,516	3,925,610
Remeasurements of defined benefit plans	724,229	700,918
Debt value adjustments of foreign subsidiaries and affiliates	(53,835)	(78,993)
Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	3,979	1,864

Total accumulated other comprehensive income	4,916,171	5,208,822

Subscription rights to shares	99	669
Non-controlling interests	1,470,111	1,482,264

Total net assets	23,744,152	24,182,083

Total liabilities and net assets	431,731,548	433,913,478

4

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2025	For the three months ended June 30, 2026
Ordinary income	3,253,932	3,907,543
Interest income	2,022,572	2,336,667
Interest on loans and bills discounted	968,208	1,139,037
Interest and dividends on securities	412,039	539,179
Trust fees	37,894	45,613
Fees and commissions	566,731	682,130
Trading income	80,557	133,316
Other operating income	239,531	190,366
Other ordinary income	306,645	519,448
Ordinary expenses	2,545,396	2,789,609
Interest expenses	1,331,819	1,454,332
Interest on deposits	494,993	554,251
Fees and commissions	105,128	123,964
Trading expenses	37,769	615
Other operating expenses	114,189	73,170
General and administrative expenses	796,719	900,551
Other ordinary expenses	159,770	236,975

Ordinary profits	708,535	1,117,934

Extraordinary gains	22,870	4,271
Gains on disposition of fixed assets	5,315	4,271
Gains on liquidation of subsidiaries	17,555	—
Extraordinary losses	2,791	3,932
Losses on disposition of fixed assets	2,723	3,457
Losses on impairment of fixed assets	9	0
Provision for reserve for contingent liabilities from financial instruments transactions	59	473
Provision for reserve for contingent liabilities arising from commodities transactions	0	0

Profits before income taxes	728,615	1,118,273

Income taxes-current	144,834	186,253
Income taxes-deferred	2,360	85,414

Total taxes	147,194	271,667

Profits	581,420	846,605

Profits attributable to non-controlling interests	35,352	37,178

Profits attributable to owners of parent	546,068	809,427

5

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2025	For the three months ended June 30, 2026
Profits	581,420	846,605
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	84,962	262,053
Net deferred gains (losses) on hedging instruments	(94,270)	(117,235)
Land revaluation excess	7	—
Foreign currency translation adjustments	(279,302)	133,479
Remeasurements of defined benefit plans	(15,955)	(23,657)
Net unrealized gains (losses) on loans of foreign subsidiaries	1,770	(3,684)
Share of other comprehensive income of associates accounted for using equity method	(143,046)	43,177

Total other comprehensive income	(445,834)	294,133

Comprehensive income	135,586	1,140,739

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	108,064	1,102,078
Comprehensive income attributable to non-controlling interests	27,522	38,660

6

Mitsubishi UFJ Financial Group, Inc.

(3) The Framework for Financial Reporting applied to Quarterly Consolidated Financial Statements

The quarterly consolidated financial statements, which consist of the quarterly consolidated balance sheet, the quarterly consolidated statement of income, the quarterly consolidated statement of comprehensive income, and the notes thereto, have been prepared in accordance with Article 4, Paragraph 1 of the Tokyo Stock Exchange, Inc. ’s and Nagoya Stock Exchange, Inc. ’s Standards for the Preparation of Quarterly Financial Statements (the “Standards”) and generally accepted accounting principles in Japan applicable to interim consolidated financial statements (provided, however, that certain information has been omitted in accordance with Article 4, Paragraph 2 of the Standards).

(4) Segment Information

I.	Business segment information

1	Information on net revenue and operating profit (loss) for each reporting segment

For the three months ended June 30, 2025

	(in millions of yen)
	For the three months ended June 30, 2025
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥255,406	¥197,147	¥245,136	¥195,529	¥138,751	¥221,128	¥1,253,101	¥160,203	¥(47,074)	¥1,366,230
Operating expenses	189,030	110,247	97,767	108,423	101,850	111,766	719,085	79,290	25,607	823,983

Operating profit (loss)	¥66,376	¥86,899	¥147,369	¥87,106	¥36,901	¥109,362	¥534,016	¥80,913	¥(72,682)	¥542,247

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

For the three months ended June 30, 2026

	(in millions of yen)
	For the three months ended June 30, 2026
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥294,110	¥255,370	¥309,087	¥225,355	¥157,526	¥306,471	¥1,547,922	¥236,085	¥(21,580)	¥1,762,427
Operating expenses	208,864	122,162	107,159	126,369	117,358	126,231	808,146	87,443	46,289	941,879

Operating profit (loss)	¥85,246	¥133,208	¥201,927	¥98,985	¥40,167	¥180,240	¥739,776	¥148,641	¥(67,869)	¥820,547

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

7

Mitsubishi UFJ Financial Group, Inc.

2	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding three-month period

	(in millions of yen)
Operating profit	For the three months ended June 30, 2025	For the three months ended June 30, 2026
Total operating profit of reporting segments	542,247	820,547
Operating profit of consolidated subsidiaries excluded from reporting segments	(147)	(1,682)
Provision for general allowance for credit losses	13,392	5,899
Credit related expenses	(83,623)	(103,231)
Gains on loans written-off	23,293	25,269
Net gains on equity securities and other securities	30,312	98,918
Equity in earnings of the equity method investees	157,954	261,564
Others	25,106	10,647

Ordinary profit in the consolidated statement of income	708,535	1,117,934

3	Changes in the method of calculation of operating profit (loss) of each reporting segment

In the three months ended June 30, 2026, MUFG changed the method of allocation of net revenue and operating expenses among reporting segments and accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the three months ended June 30, 2025 has been restated based on the new calculation method.

(5)	Notes for Material Changes in Shareholders’ Equity

None.

(6)	Notes on Going-Concern Assumption

None.

(7)	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the three months ended June 30, 2025 and 2026. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)

	For the three months ended June 30,
	2025	2026
Depreciation	¥88,795	¥97,781
Amortization of goodwill	9,389	11,240

8

Mitsubishi UFJ Financial Group, Inc.

(8)	Additional Information

(Information which is relevant to the understanding of the readers of the consolidated financial statements as regarding the calculation of allowance for credit losses)

The process of calculating the allowance for credit losses for MUFG Bank, Ltd. (“the Bank”) and its domestic consolidated subsidiaries, our principal domestic consolidated banking subsidiaries, involves various estimates such as determination of borrower credit ratings which are based on evaluation and classification of borrowers’ debt-service capacity, assessment of the value of collateral provided by borrowers, estimation of future cash flows when applying the cash flow estimation method, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, those determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, the Bank, our principal consolidated domestic banking subsidiary, determines loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors.

The Bank makes such adjustments to the loss rates calculated based on historical loss experience, taking into account future projections and other factors, especially considering the uncertain business environment arising from potential changes in the geopolitical environment, including the situation in the Middle East. These adjustments are implemented made when deemed necessary, for example, by considering any additional expected loss amount not captured by the loss rates calculated based on historical loss experience. The amount of impact of these adjustments as of June 30, 2026 is ¥28,446 million (¥24,357 million as of March 31, 2026).

In addition, certain overseas subsidiaries which apply IFRS recognize allowance for credit losses in accordance with IFRS9 “Financial Instruments.” At each reporting date, these subsidiaries assess whether the credit risk on a financial asset has increased significantly since initial recognition, and if the credit risk has not increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the 12-month expected credit loss. On the other hand, if the credit risk on a financial asset has increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the lifetime expected credit loss. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rates of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply IFRS, are based on estimation relating to the economic environment, including changes in economic conditions, commodity prices and monetary and trade policies in each country as well as geopolitical environment, including the situation in the Middle East, with respect to which objective data are not readily available.

In particular, future developments concerning the geopolitical environment, including the situation in the Middle East, are subject to significant uncertainty. Accordingly, we make certain assumptions, including that disruptions in logistics and supply chain constraints related to crude oil and other commodities may continue for a certain period, but that conditions will gradually normalize, and that prices of crude oil and other commodities, while fluctuating to a certain degree, will then be on a gradual stabilizing trend. The recorded allowance represents our best estimate made based on such assumptions and in a manner designed to ensure objectivity and rationality.

9

Mitsubishi UFJ Financial Group, Inc.

For the three months ended June 30, 2026, such assumptions remained substantially unchanged because no significant changes were observed subsequent to the previous fiscal year end with respect to the events or circumstances underlying the outlook relating to the geopolitical environment, including the situation in the Middle East. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the six months ending June 30, 2026 and subsequent reporting periods due to these and other factors and circumstances affecting the financial performance of counterparties or the economic environment.

10

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2026

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4	1
	[ BK Non-consolidated ][ TB Non-consolidated ]

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[ MUFG Consolidated ]	5
	[ BK and TB Combined including Trust Account ]
	[ BK Non-consolidated ][ TB Non-consolidated ]
	[ TB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	7
	[ BK Non-consolidated ][ TB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	10

5. Average Interest Rate Spread	[ BK and TB Combined ]	11
	[ BK Non-consolidated ][ TB Non-consolidated ]

6. Loans and Deposits	[ BK and TB Combined ]	12
	[ BK Non-consolidated ][ TB Non-consolidated ]

7. Statements of Trust Assets and Liabilities	[ TB Non-consolidated ]	13

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2026 (A)	June 30, 2025 (B)
Gross profits	1,736,075	1,358,416	377,658
Gross profits before credit costs for trust accounts	1,736,075	1,358,416	377,658
Net interest income	882,398	690,788	191,609
Trust fees	45,613	37,894	7,718
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	558,166	461,602	96,563
Net trading profits	132,701	42,788	89,913
Net other operating profits	117,195	125,342	(8,146)
Net gains (losses) on debt securities	(35,036)	(28,250)	(6,786)
General and administrative expenses	927,066	815,428	111,638
Amortization of goodwill	11,240	9,389	1,850
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	820,249	552,377	267,871
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	809,008	542,988	266,020
Provision for general allowance for credit losses (2)	5,899	13,392	(7,493)
Net operating profits*1	814,908	556,381	258,527
Net non-recurring gains (losses)	303,026	152,154	150,871
Credit costs (3)	(103,231)	(83,623)	(19,607)
Losses on loan write-offs	(50,332)	(41,280)	(9,052)
Provision for specific allowance for credit losses	(52,860)	(38,164)	(14,695)
Other credit costs	(39)	(4,178)	4,139
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	25,269	23,293	1,976
Net gains (losses) on equity securities	98,918	30,312	68,606
Gains on sales of equity securities	106,734	40,220	66,514
Losses on sales of equity securities	(3,276)	(8,680)	5,403
Losses on write-down of equity securities	(4,538)	(1,227)	(3,311)
Equity in earnings of equity method investees	261,564	157,954	103,609
Other non-recurring gains (losses)	20,504	24,218	(3,713)

Ordinary profits	1,117,934	708,535	409,398

Net extraordinary gains (losses)	338	20,079	(19,740)
Net gains (losses) on disposition of fixed assets	813	2,591	(1,778)
Losses on impairment of fixed assets	(0)	(9)	8
Gain on liquidation of subsidiaries	—	17,555	(17,555)
Profits before income taxes	1,118,273	728,615	389,658
Income taxes-current	186,253	144,834	41,419
Income taxes-deferred	85,414	2,360	83,053
Total taxes	271,667	147,194	124,472
Profits	846,605	581,420	265,185
Profits attributable to non-controlling interests	37,178	35,352	1,826

Profits attributable to owners of parent	809,427	546,068	263,358

Note:

*1. Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(72,062)	(46,937)	(25,124)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2026 (A)	June 30, 2025 (B)
Gross profits	1,087,193	767,758	319,435
Gross profits before credit costs for trust accounts	1,087,193	767,758	319,435
Net interest income	665,797	459,685	206,112
Trust fees	39,843	33,106	6,736
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	248,833	194,504	54,328
Net trading profits	(8,041)	(5,100)	(2,941)
Net other operating profits	140,761	85,561	55,199
Net gains (losses) on debt securities	(37,038)	(27,509)	(9,529)
General and administrative expenses	480,523	414,290	66,233
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	606,670	353,468	253,202
Provision for general allowance for credit losses (2)	(279)	(626)	347
Net operating profits	606,391	352,841	253,549
Net non-recurring gains (losses)	124,249	83,028	41,220
Credit costs (3)	(7,120)	(5,010)	(2,109)
Reversal of allowance for credit losses (4)	19,417	31,492	(12,074)
Reversal of reserve for contingent losses included in credit costs (5)	136	92	44
Gains on loans written-off (6)	2,586	2,756	(169)
Net gains (losses) on equity securities	95,658	28,447	67,211
Gains on sales of equity securities	103,432	37,694	65,738
Losses on sales of equity securities	(3,177)	(7,744)	4,567
Losses on write-down of equity securities	(4,596)	(1,501)	(3,094)
Other non-recurring gains (losses)	13,569	25,250	(11,680)

Ordinary profits	730,640	435,870	294,770

Net extraordinary gains (losses)	13,138	29,276	(16,138)
Income before income taxes	743,779	465,147	278,631
Income taxes-current	133,572	111,645	21,927
Income taxes-deferred	64,616	1,807	62,808
Total taxes	198,188	113,453	84,735

Net income	545,590	351,694	193,896

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	14,742	28,704	(13,962)
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	17,187	12,836	4,350
Provision for special allowance for credit losses	(189)	16,333	(16,523)
Allowance for credit to specific foreign borrowers	2,141	1,692	448
Losses on loans write-offs	(6,147)	(1,384)	(4,762)
Provision for contingent losses included in credit costs	(645)	(3,291)	2,646
Gains on loans written-off	2,586	2,756	(169)
Losses on sales of other loans, etc.	(191)	(239)	48
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	643,709	380,977	262,732
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	578,195	363,026	215,169

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2026 (A)	June 30, 2025 (B)
Gross profits	961,154	680,188	280,966
Net interest income	596,412	423,688	172,724
Net fees and commissions	218,762	168,144	50,618
Net trading profits	35,173	(3,342)	38,515
Net other operating profits	110,806	91,698	19,107
Net gains (losses) on debt securities	(20,043)	(27,810)	7,767
General and administrative expenses	420,391	360,087	60,303
Amortization of goodwill	902	839	62
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	541,665	320,940	220,725
Net operating profits before provision for general allowance for credit losses	540,763	320,101	220,662
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	540,763	320,101	220,662
Net non-recurring gains (losses)	104,948	68,400	36,547
Credit costs (2)	(7,120)	(5,007)	(2,113)
Reversal of allowance for credit losses (3)	19,417	31,492	(12,074)
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	2,585	2,755	(169)
Net gains (losses) on equity securities	84,580	18,681	65,898
Gains on sales of equity securities	89,903	27,115	62,787
Losses on sales of equity securities	(2,384)	(7,732)	5,347
Losses on write-down of equity securities	(2,938)	(701)	(2,236)
Other non-recurring gains (losses)	5,484	20,478	(14,993)

Ordinary profits	645,712	388,501	257,210

Net extraordinary gains (losses)	13,243	29,690	(16,447)
Income before income taxes	658,955	418,192	240,763
Income taxes-current	123,494	107,739	15,755
Income taxes-deferred	50,354	(4,519)	54,874
Total taxes	173,849	103,219	70,630

Net income	485,105	314,972	170,132

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	14,883	29,240	(14,357)
Provision for general allowance for credit losses	17,466	13,463	4,003
Provision for special allowance for credit losses	(189)	16,336	(16,526)
Allowance for credit to specific foreign borrowers	2,141	1,692	448
Losses on loans write-off	(6,147)	(1,384)	(4,762)
Provision for contingent losses included in credit costs	(781)	(3,383)	2,601
Gains on loans written-off	2,585	2,755	(169)
Losses on sales of other loans, etc.	(191)	(239)	48
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	560,807	347,912	212,895
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	514,859	334,382	180,477

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2026 (A)	June 30, 2025 (B)
Gross profits	126,039	87,569	38,469
Gross profits before credit costs for trust accounts	126,039	87,569	38,469
Trust fees	39,843	33,106	6,736
Credit costs for trust accounts (1)	—	—	—
Net interest income	69,384	35,996	33,387
Net fees and commissions	30,070	26,360	3,710
Net trading profits	(43,214)	(1,757)	(41,456)
Net other operating profits	29,955	(6,136)	36,091
Net gains (losses) on debt securities	(16,995)	301	(17,297)
General and administrative expenses	60,132	54,202	5,930
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	65,906	33,366	32,539
Provision for general allowance for credit losses (2)	(279)	(626)	347
Net operating profits	65,627	32,740	32,887
Net non-recurring gains (losses)	19,301	14,628	4,673
Credit costs (3)	—	(3)	3
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	136	92	44
Gains on loans written-off (6)	1	1	(0)
Net gains (losses) on equity securities	11,078	9,766	1,312
Gains on sales of equity securities	13,528	10,578	2,950
Losses on sales of equity securities	(792)	(12)	(780)
Losses on write-down of equity securities	(1,657)	(799)	(857)
Other non-recurring gains (losses)	8,084	4,771	3,312

Ordinary profits	84,928	47,368	37,560

Net extraordinary gains (losses)	(104)	(413)	308
Income before income taxes	84,824	46,955	37,868
Income taxes-current	10,078	3,906	6,171
Income taxes-deferred	14,261	6,327	7,933
Total taxes	24,339	10,233	14,105

Net income	60,484	36,721	23,763

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(141)	(536)	395
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	(279)	(626)	347
Provision for special allowance for credit losses	—	(3)	3
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	—	—
Provision for contingent losses included in credit costs	136	92	44
Gains on loans written-off	1	1	(0)
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	82,902	33,065	49,837
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	63,336	28,644	34,692

Mitsubishi UFJ Financial Group, Inc.

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(after write-offs)	(in millions of yen)
	As of June 30, 2026	As of March 31, 2026
Bankrupt or De facto Bankrupt	274,581	303,742
Doubtful	644,982	667,097
Special Attention	318,446	489,930
Accruing loans contractually past due 3 months or more	13,012	12,271
Restructured loans	305,433	477,659
Subtotal (A)	1,238,009	1,460,769

Normal(B)	152,109,014	150,212,705
Total loans (C=A+B)	153,347,024	151,673,475

Non-performing loans ratio (A)/(C)	0.80%	0.96%

BK and TB Combined including Trust Account
(after write-offs)	(in millions of yen)
	As of June 30, 2026	As of March 31, 2026
Bankrupt or De facto Bankrupt	37,182	42,991
Doubtful	391,149	412,629
Special Attention	106,823	275,301
Accruing loans contractually past due 3 months or more	5,149	4,465
Restructured loans	101,674	270,836
Subtotal (A)	535,156	730,922

Normal(B)	135,738,681	134,395,862
Total loans (C=A+B)	136,273,838	135,126,785

Non-performing loans ratio (A)/(C)	0.39%	0.54%

BK Non-consolidated
(after write-offs)	(in millions of yen)
	As of June 30, 2026	As of March 31, 2026
Bankrupt or De facto Bankrupt	37,162	42,970
Doubtful	390,216	411,696
Special Attention	106,823	275,301
Accruing loans contractually past due 3 months or more	5,149	4,465
Restructured loans	101,674	270,836
Subtotal (A)	534,202	729,969

Normal(B)	132,274,676	131,316,395
Total loans (C=A+B)	132,808,879	132,046,364

Non-performing loans ratio (A)/(C)	0.40%	0.55%

TB Non-consolidated
(after write-offs)	(in millions of yen)
	As of June 30, 2026	As of March 31, 2026
Bankrupt or De facto Bankrupt	20	20
Doubtful	933	933
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	953	953

Normal(B)	3,462,150	3,077,509
Total loans (C=A+B)	3,463,104	3,078,463

Non-performing loans ratio (A)/(C)	0.02%	0.03%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account
(after write-offs)	(in millions of yen)
	As of June 30, 2026	As of March 31, 2026
Bankrupt or De facto Bankrupt	—	—
Doubtful	—	—
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	—	—

Normal(B)	1,855	1,957
Total loans (C=A+B)	1,855	1,957

Non-performing loans ratio (A)/(C)	—	—

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in

“Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2026		As of March 31, 2026
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	26,853,717	(1,256,962)	26,012,559	(1,119,329)
Domestic bonds	20,682,176	(1,168,966)	19,681,132	(1,020,494)
Government bonds	16,134,825	(816,657)	15,270,891	(704,290)
Municipal bonds	2,895,311	(179,154)	2,847,327	(165,265)
Short-term corporate bonds	—	—	—	—
Corporate bonds	1,652,039	(173,154)	1,562,913	(150,938)
Other	6,171,541	(87,995)	6,331,426	(98,835)
Foreign bonds	4,355,534	(89,834)	4,488,121	(99,574)
Other	1,816,007	1,839	1,843,304	739

	(in millions of yen)
	As of June 30, 2026		As of March 31, 2026
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Available-for-sale securities	58,384,212	3,071,648	57,786,465	2,708,595
Domestic equity securities	4,091,581	3,191,138	3,735,905	2,818,354
Domestic bonds	16,164,312	(287,864)	14,785,152	(289,268)
Government bonds	14,493,762	(138,187)	13,346,832	(147,696)
Municipal bonds	160,797	(10,100)	166,451	(10,586)
Short-term corporate bonds	297,996	(45)	—	—
Corporate bonds	1,211,756	(139,530)	1,271,868	(130,985)
Other	38,128,317	168,373	39,265,407	179,509
Foreign equity securities	919,644	182,656	845,003	116,834
Foreign bonds	27,689,978	(179,326)	28,302,385	(147,975)
Other	9,518,694	165,043	10,118,017	210,650

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in

“Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2026		As of March 31, 2026
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	24,005,133	(1,194,653)	23,173,566	(1,071,335)
Stocks of subsidiaries and affiliates	1,380,775	1,333,262	670,430	682,505

	(in millions of yen)
	As of June 30, 2026		As of March 31, 2026
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	39,704,520	2,729,531	40,321,531	2,417,494
Domestic equity securities	3,490,559	2,674,239	3,228,036	2,395,455
Domestic bonds	13,713,729	(154,808)	12,896,387	(160,520)
Other	22,500,230	210,100	24,197,108	182,559
Foreign equity securities	783,462	151,330	709,641	84,853
Foreign bonds	15,102,045	1,730	16,321,645	11,864
Other	6,614,722	57,039	7,165,821	85,841

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2026		As of March 31, 2026
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	2,848,583	(62,308)	2,838,992	(47,993)
Stocks of subsidiaries and affiliates	19,850	(951)	19,850	(546)

	(in millions of yen)
	As of June 30, 2026		As of March 31, 2026
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	12,867,403	391,014	12,064,345	339,750
Domestic equity securities	678,694	537,245	602,033	458,349
Domestic bonds	1,962,767	(133,298)	1,617,044	(128,831)
Other	10,225,942	(12,932)	9,845,266	10,233
Foreign equity securities	193	137	171	116
Foreign bonds	8,419,134	(114,991)	8,001,151	(110,035)
Other	1,806,613	101,921	1,843,943	120,152

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2026	For the three months ended June 30, 2025
ROE (JPX basis) *1	14.40	10.78

Note:

*1	Japan Exchange Group

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2026	For the three months ended June 30, 2025
Average interest rate on loans and bills discounted	1.45	1.06
Average interest rate on deposits and NCD	0.30	0.17
Interest rate spread	1.14	0.89

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	1.47	1.13
Interest rate spread	1.16	0.95

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2026	For the three months ended June 30, 2025
Average interest rate on loans and bills discounted	1.45	1.06
Average interest rate on deposits and NCD	0.28	0.16
Interest rate spread	1.16	0.90

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	1.47	1.13
Interest rate spread	1.19	0.96

TB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2026	For the three months ended June 30, 2025
Average interest rate on loans and bills discounted	1.18	0.91
Average interest rate on deposits and NCD	0.55	0.29
Interest rate spread	0.62	0.62

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	1.18	0.91
Interest rate spread	0.62	0.62

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of June 30, 2026	As of March 31, 2026
Deposits (ending balance)	223,722,579	226,147,759
Deposits (average balance)	226,391,456	220,069,126
Loans (ending balance)	121,517,043	121,387,762
Loans (average balance)	122,864,091	116,772,107

	(in millions of yen)
	As of June 30, 2026	As of March 31, 2026
Domestic deposits (ending balance)*	182,025,312	185,272,448
Individuals	94,842,609	94,216,228

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of June 30, 2026	As of March 31, 2026
Deposits (ending balance)	209,146,770	212,081,936
Deposits (average balance)	211,806,114	205,531,451
Loans (ending balance)	118,333,210	118,578,783
Loans (average balance)	119,927,242	114,035,930

	(in millions of yen)
	As of June 30, 2026	As of March 31, 2026
Domestic deposits (ending balance)*	170,574,884	173,964,807
Individuals	88,317,757	87,731,542

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of June 30, 2026	As of March 31, 2026
Deposits (ending balance)	14,575,808	14,065,823
Deposits (average balance)	14,585,341	14,537,674
Loans (ending balance)	3,183,832	2,808,978
Loans (average balance)	2,936,849	2,736,176

	(in millions of yen)
	As of June 30, 2026	As of March 31, 2026
Domestic deposits (ending balance)*	11,450,428	11,307,640
Individuals	6,524,852	6,484,686

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2026	As of June 30, 2026
Assets:
Loans and bills discounted	1,495,493	1,343,081
Securities	91,704,429	90,713,814
Beneficiary rights to the trust	193,183,132	203,009,977
Securities held in custody accounts	3,234,031	3,229,197
Monetary claims	37,833,580	38,267,864
Tangible fixed assets	27,877,699	28,214,579
Intangible fixed assets	328,134	341,964
Other claims	3,943,856	4,186,794
Call loans	7,350,651	7,503,548
Due from banking account	2,808,353	3,060,925
Cash and due from banks	7,005,048	7,004,752

Total	376,764,411	386,876,501

Liabilities:
Money trusts	40,191,177	38,629,018
Pension trusts	13,894,088	13,723,675
Property formation benefit trusts	4,990	4,848
Investment trusts	191,654,775	201,504,741
Money entrusted other than money trusts	8,863,362	9,453,370
Securities trusts	4,143,865	4,674,810
Monetary claim trusts	33,553,151	33,175,605
Equipment trusts	1,149,948	1,090,960
Land and fixtures trusts	18,681	18,629
Composite trusts	83,290,369	84,600,840

Total	376,764,411	386,876,501

Note: 1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
2.	Trust assets and liabilities under a declaration of trust excluded from above table are 52,080 millions of yen as of March 31, 2026 and 44,071 millions of yen as of June 30, 2026, respectively.

13